U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  September 30, 2000

                  [ ]  Transition  Report  on  Form  10-K  or  Form  10-KSB
                  [ ]  Transition  Report on Form 20-F
                  [ ]  Transition  Report on Form 11-K
                  [ ]  Transition  Report on Form 10-Q [or Form 10-QSB]
                  [ ]  Transition Report on Form N-SAR

                  For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I--Registrant Information


European American Resources, Inc.
---------------------------------
Full Name of Registrant


Merlin Mining Company
---------------------------------
Former Name if Applicable

400 Cleveland St., Suite 901B
--------------------------------------
Address of Principal Executive Office
(Street and Number)

Clearwater FL  33755
---------------------------------
City, State & Zip


Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonalble detail the reasons why Forms 10-K, 20-F, , 11-K, 10Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


Additional time is required to review informaion in the filing.


Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

                 Barry N. Klein             727       298-0636
                ---------------         ---------- -----------------
                    (Name)              (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                                                 [ ] Yes  [X] No
================================================================================



                        European American Resources, Inc.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2000                     By :   /s/ Barry N. Klein
                                                   ------------------